Exhibit 77Q1(b)

	Amendments to Investment Practices

      PF Salomon Brothers Large-Cap Value Fund

Resolution 1

WHEREAS, the investment practice of the PF Salomon Brothers
Large-Cap Value Fund currently limits investments in swaps
(such as caps, collars and floors) to 5% of the Fund's net assets; and

WHEREAS, Salomon Brothers Asset Management Inc, fund manager of the PF Salomon Brothers Large-Cap Value Fund, desires that the Fund's investment practice be amended to allow the Fund to invest in swaps (such as caps, collars and floors) without a stated limit, although it is not expected to be a principal investment strategy; therefore it is:

RESOLVED, that effective July 1, 2006, the investment practice of the PF Salomon Brothers Large-Cap Value Fund be, and hereby is, amended to allow the Fund to invest in swaps (such as caps, collars and floors) without a stated limit.